UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: December 22, 2010
(Date of earliest event reported)



Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On December 22, 2010, the Company issued a press release entitled "Timberline Drills 12.1 g/t Gold over 17.7 metres at Lookout Mountain". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated December 22, 2010.*

* Furnished to, not filed with, the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: December 22, 2010   By: /s/ Randal Hardy
                                          Randal Hardy
                                          Chief Executive Officer, Chief Financial Officer
                                          and Director

EXHIBIT INDEX

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated December 22, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

EXHIBIT 99.1



F O R   I M M E D I A T E   R E L E A S E

Timberline Drills 12.1 g/t Gold over 17.7 metres at Lookout Mountain

Coeur d'Alene, Idaho – December 22, 2010 – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline" or the "Company") today reported assay results for a series of drill holes, including hole number BHSE-029C, which returned 0.35 opt (12.1 g/t) of gold over 58.0 feet (17.7 metres).

This high grade intercept represents significant sulfide bearing gold mineralization within the Lookout Mountain mineral system currently being advanced as part of the greater South Eureka Property. BHSE-029C was drilled as a metallurgical in-fill hole and is complemented by other historic drill holes within the zone, including:

Hole ID	Interval Length Feet (ft)	Interval Length Metres (m)	Gold Grade* (opt)	Gold Grade** (g/t)
BH06-02	27	8.2	0.37	12.5
BH06-07	92	28.0	0.22	7.6
BH06-13	33	10.6	0.23	7.8
BR - 19	65	19.8	0.32	10.8
BR - 26	20	6.1	0.33	11.2

* Troy ounces per ton (opt)
** Grams per tonne (g/t)

Since September, Timberline has drilled over 28,000 feet (core and RC) within the project, including 9,000 feet of RC drilling subsequent to the last drilling update. (See http://timberline-resources.com/main.php?page=13&press=133) Reported assay results further define the outlined mineralization and indicate thicker intercepts of low grade material which expand the known mineralization to the south of the historic Lookout Mountain Pit. Bulk channel samples and drill core have been submitted to Kappes-Cassiday in Reno for ongoing metallurgical testing. The potential for a low cost heap leach operation to recover gold continues to be supported by excellent gold recoveries from the cyanide shake leach results (71% - 94% recovery) listed in table below.

Significant drill intercepts within the oxide zone include:

Hole ID	From Feet (ft) Metres (m)	To Feet (ft) Metres (m)	Length Feet (ft) Metres (m)	Gold Grade*	NaCN Recovery
BHSE-039	365 ft 111.3 m	420 ft 128.0 m	55 ft 16.7 m	0.031 opt 1.06 g/t	85.3%
BHSE-040	20 ft 6.1 m	235 ft 71.6 m	215 ft 65.5 m	0.020 opt 0.67 g/t	93.0%
BHSE-042	275 ft 83.8 m	430 ft 131.1 m	155 ft 47.3 m	0.023 opt 0.77 g/t	73.0%
BHSE-048	450 ft 137.2 m	560 ft 170.7 m	110 ft 33.5 m	0.023 opt 0.77 g/t	94.3%
BHSE-050	240 ft 73.2 m	415 ft 126.5 m	175 ft 53.3 m	0.025 opt 0.86 g/t	71.4%
BHSE-029C	612 ft 186.5 m	646 ft 196.9 m	34 ft 10.4 m	0.024 opt 0.82 g/t	Not Complete

* Troy ounces per ton (opt) and grams per tonne (g/t)

Paul Dircksen, Timberline's Executive Chairman and Vice-President of Exploration stated, "We continue to be very pleased with our progress at our South Eureka Property. This typical sediment-hosted gold project located in the productive Battle Mountain-Eureka Trend in Nevada contains both high-grade sulfide mineralization as well as widely-disseminated lower grade oxide gold mineralization. Drill results continue to support and expand our resource model and metallurgical data continues to support our premise that the oxide mineralization is amenable to become a run-of-mine heap leach operation. We are on schedule to produce an independent 43-101 resource estimate by March 2011. Exploration activities continue to enhance targets for further exploration and potential resource expansion."

Timberline continues to evaluate opportunities to acquire additional advanced stage properties, such as South Eureka, that meet and are consistent with the goal of adding value by further advancing exploration, and then realizing that added value for shareholders by monetizing projects for development to production.

About Timberline Resources

Timberline is a U.S.-based exploration/development company with a focus on advanced-stage precious metals properties. The Company's management team has a solid track record of achievement in building successful companies and discovering, exploring, and developing economic mineral deposits. Currently, Timberline is executing an aggressive exploration program at its South Eureka Property, a large drill-tested and highly prospective property in Nevada's Battle Mountain – Eureka gold trend. In addition, Timberline has two other business units. The Company has a 50% carried-to-production interest at the Butte Highlands Joint Venture which is currently in development and targeted to begin gold production in early 2012, where the Company has also undertaken additional surface drilling to test the extent of the mineralized zone. Timberline also has a wholly-owned subsidiary, Timberline Drilling, which provides cash flow to the Company from its underground and surface drilling operations at operating mines and advanced development and exploration projects.

Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include but are not limited to statements regarding the timing of the Company's continued drill program at Butte Highlands, the timing of assay results from such drilling program being released, the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project and South Eureka project, the targeted production date for the Butte Highlands project, targeted dates for the South Eureka technical report and PEA, results of the Company's drilling subsidiaries, possible growth of the Company and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2010. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:
Paul Dircksen, Executive Chairman
Randy Hardy, CEO
Phone: 208.664.4859